SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2002

(Commission File No. 1-14668)

Energy Company of Paraná
(Translation of registrant's name in English)

Rua Coronel Dulcidío, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Companhia Paranaense de Energia - COPEL

Financial Statements Together with
Report of Independent Public Accountants

December 31, 2001 and 2000

Report of Independent Public Accountants

(Translation of the report originally issued in Portuguese.
See Note 40 to the financial statements.)

To the Board of Directors and Shareholders of

COMPANHIA PARANAENSE DE ENERGIA - COPEL

(1) We have audited the individual (Company) and consolidated balance sheets of COMPANHIA PARANAENSE DE ENERGIA – COPEL (a Brazilian corporation) and subsidiaries as of December 31, 2001 and 2000, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

(2) Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

(3) In our opinion, the financial statements referred to in paragraph (1) present fairly, in all material respects, the financial position of Companhia Paranaense de Energia – COPEL and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, the changes in shareholders' equity and the changes in their financial positions for the years then ended in accordance with accounting practices emanating from Brazilian corporate law.

(4) As commented in Notes 9, 12 and 19, the Company and its subsidiaries recorded assets and liabilities in their financial statements as of December 31, 2001 related to the sale of energy from independent suppliers, based on preliminary data provided by the Wholesale Energy Market (MAE). In addition, it recorded a deferral related to the variations of Portion "A" (CVA) arising from the application of Provisional Measure No. 14 (still subject to the approval of the Brazilian Congress), Resolution No. 90 of the National Electric Energy Agency (ANEEL) and Resolution No. 91 of the Energy Crisis Management Committee (CGE). These amounts will be realized by means of extraordinary tariff increases at the time of the annual analysis of their tariff adjustments, both of which are pending ANEEL review and approval.

(5) The supplementary information contained in Attachments I and II, referring respectively to the statements of cash flows and value added for the years ended December 31, 2001 and 2000, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been audited by us in accordance with the auditing procedures mentioned in paragraph (2) and, in our opinion, if fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Curitiba, March 22, 2002

ARTHUR ANDERSEN S/C

José Écio Pereira da Costa Júnior
Engagement Partner

COMPANHIA PARANAENSE DE ENERGIA **COPEL**
CNPJ 76.483.817/0001-20
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com

BALANCE SHEETS
As of December 31, 2001 and 2000
(In thousands of Brazilian reais)
(Translation of the original in Portuguese)

ASSETS	Company 2001	Consolidated 2001	Company 2000
Current assets			
Cash and banks	215	48,106	28,361
Temporary cash investments	53,072	67,329	130,984
Power purchase liquidity fund	50,143	50,143	64,741
Accounts receivable	-	588,542	450,443
Other accounts receivable	37,130	26,676	21,023
Allowance for doubtful accounts	-	(4,839)	(6,038)
Services in progress	1,069	10,993	6,416
Recoverable rate deficit (CRC)	-	36,266	11,503
Income and social contribution taxes paid in advance	23,853	18,452	28,430
Materials and supplies	-	18,686	14,315
Tariff cost deferral	-	90,890	-
Prepaid expenses and other current receivables	130	16,914	23,175
	165,612	**968,158**	**773,353**
Noncurrent assets			
Recoverable rate deficit (CRC)	-	700,757	646,988
Deferred income taxes	92,459	291,164	215,901
Escrow deposits	29,804	46,570	50,039
Subsidiaries and affiliated companies	845,910	40,852	20,372
Tariff cost deferral	-	212,077	-
Other noncurrent receivables	3,270	71,415	24,978
	971,443	**1,362,835**	**958,278**
Permanent assets			
Investments	5,004,970	465,203	345,480
Property, plant and equipment			
In service	-	5,487,623	5,444,337
Construction in progress	-	448,019	434,873
	-	**5,935,642**	**5,879,210**
	5,004,970	**6,400,845**	**6,224,690**
Total Assets	**6,142,025**	**8,731,838**	**7,956,321**

The accompanying notes are an integral part of these balance sheets.

COMPANHIA PARANAENSE DE ENERGIA
CNPJ 76.483.817/0001-20
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com

COPEL

BALANCE SHEETS
As of December 31, 2001 and 2000
(In thousands of Brazilian reais)
(Translation of the original in Portuguese)

LIABILITIES AND SHAREHOLDERS' EQUITY	Company 2001	Consolidated 2001	Company 2000
Current liabilities			
Loans and financing	163,629	290,182	275,674
Suppliers	478	270,844	84,982
Taxes and social contributions	52,355	161,695	42,292
Interest on capital	56,080	56,080	96,764
Accrued payroll costs	3,043	65,526	59,778
Regulatory charges	-	33,786	37,509
Pension plan	-	34,453	18,621
Other current liabilities	79	31,936	38,277
	275,664	**944,502**	**653,897**
Long-term liabilities			
Loans and financing	493,107	1,154,454	1,104,078
Pension plan	-	635,865	487,442
Taxes and social contributions	226,086	234,586	170,681
Subsidiaries and affiliated companies	101,771	-	-
Reserve for contingencies and other long-term liabilities	-	117,617	74,367
	820,964	**2,142,522**	**1,836,568**
Special liabilities	-	599,417	567,702
	820,964	**2,741,939**	**2,404,270**
Shareholders' equity			
Capital stock	1,620,247	1,620,247	1,620,247
Capital reserves	1,548,328	1,548,328	1,546,446
Income reserves	1,876,822	1,876,822	1,731,461
	5,045,397	**5,045,397**	**4,898,154**
Total Liabilities and Shareholders' equity	**6,142,025**	**8,731,838**	**7,956,321**

The accompanying notes are an integral part of these balance sheets.

COMPANHIA PARANAENSE DE ENERGIA **COPEL**
CNPJ 76.483.817/0001-20
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com

STATEMENTS OF INCOME
For the years ended December 31, 2001 and 2000
(In thousands of Brazilian reais)
(Translation of the original in Portuguese)

	Company 2001	Consolidated 2001	Company 2000
Operating Revenues			
Electricity sales to final customers	1,282,534	2,740,485	2,386,081
Electricity sales to distributors	33,505	179,844	181,938
Use of transmission plant	27,173	52,103	43,885
Revenues from telecommunications	14,989	33,942	21,832
Other revenues	36,592	71,737	79,832
	1,394,793	**3,078,111**	**2,713,568**
Deductions from operating revenues			
State VAT (ICMS)	296,333	634,872	539,314
PASEP tax	8,814	22,681	17,104
COFINS tax	40,681	104,680	78,941
Tax on services (ISSQN)	234	945	1,993
Global reserve for reversion quota (RGR)	25,255	53,031	54,959
	371,317	**816,209**	**692,311**
Net operating revenues	**1,023,476**	**2,261,902**	**2,021,257**
Operating expenses			
Personnel	163,882	351,659	285,712
Pension and assistance plans	15,281	34,491	33,412
Materials and supplies	19,971	45,642	35,268
Outside services	64,496	137,747	110,527
Electricity purchased for resale	152,437	350,266	291,847
Transmission of electricity purchased	6,794	13,970	13,016
Use of transmission system	59,529	100,894	114,794
Depreciation and amortization	132,536	284,466	261,490
Regulatory charges	64,747	165,909	156,170
Other expenses	39,459	78,212	56,129
	719,132	**1,563,256**	**1,358,365**
Gross profit from energy services	**304,344**	**698,646**	**662,892**
Equity in results of investees	**278,976**	**26,722**	**8,532**
Financial income			
Income on temporary cash investments	37,659	39,579	42,546
Interest and commissions	29,564	54,875	57,822
Exchange and monetary gains	30,541	74,961	60,277
Charges on past-due receivables	10,481	25,632	19,498
Tariff cost deferral	7,468	16,041	-
Other	8,326	11,310	13,931
	124,039	**222,398**	**194,074**
Financial expenses			
Debt charges	58,882	121,970	111,543
Exchange and monetary losses	135,681	149,723	96,217
Other financial expenses	12,443	24,435	49,391
	207,006	**296,128**	**257,151**
Financial expense, net	**(82,967)**	**(73,730)**	**(63,077)**
Income from operations	**500,353**	**651,638**	**608,347**
Nonoperating expenses, net	**(8,270)**	**(5,805)**	**(24,635)**
Income before taxes	**492,083**	**645,833**	**583,712**
Income tax	(10,246)	(102,025)	(96,315)
Social contribution tax	(6,527)	(44,498)	(36,794)
	(16,773)	(146,523)	(133,109)
Income before employee profit sharing			
Employee profit sharing	-	(24,000)	(20,000)
Net income	475,310	475,310	430,603
Earnings per thousand outstanding shares	1.7369	1.7369	1.5735

The accompanying notes are an integral part of these statements.

COMPANHIA PARANAENSE DE ENERGIA — COPEL
CNPJ 76.483.817/0001-20
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com

STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the years ended December 31, 2001 and 2000

(In thousands of Brazilian reais)
(Translation of the original in Portuguese)

	Company 2001	Consolidated 2001	Company 2000
SOURCE OF FUNDS			
From operations:			
Net income	475,310	475,310	430,603
Items not affecting working capital:			
Depreciation and amortization	132,536	284,466	261,490
Long-term monetary and exchange variations	84,667	43,359	18,509
Equity in results of investees	(278,996)	(41,165)	(2,485)
Deferred income tax	(16,042)	4,018	(24,593)
Provisions for long-term liabilities	60,628	71,540	92,138
Disposal of property, plant and equipment and other	14,563	35,928	36,697
Tariff cost deferral (Note 12)	(84,670)	(212,077)	-
Gain on sale of investments - Machadinho Energética S.A. (Note 16)	(5,160)	(5,160)	-
Other	4,659	-	-
	387,495	656,219	812,359
From third-parties:			
Loans and financing	63,929	64,171	62,165
Consumer contributions (special liabilities)	13,550	31,715	40,048
Release of escrow deposits	7,113	7,113	-
Sale of investments - Machadinho Energética S.A. (Note 16)	22,830	22,830	-
Dividends receivable	37,130	7,425	-
Transfer from noncurrent to current assets:			
Recoverable rate deficit - CRC	6,247	12,875	11,137
Subsidiaries and affiliated companies	8,691	-	-
Other assets	1,998	8,551	11,179
	161,488	154,680	124,529
TOTAL SOURCES	548,983	810,899	936,888
USE OF FUNDS			
In noncurrent assets:			
Municipal government debt installment plan	-	25,598	-
Loans to related party	38,431	24,765	19,136
Recoverable ICMS - State VAT	5,938	12,585	-
Escrow deposits	4,607	9,398	4,554
Effects of transfer of assets to wholly-owned subsidiaries	60,960	-	-
Subsidiaries and affiliated companies	171,291	-	-
In investments - net of assets for future use and sale	36,347	91,074	27,495
In property, plant and equipment - net of asset provisions	176,952	339,315	382,233
Transfers from long-term to current liabilities			
Loans and financing	69,038	128,199	130,715
Pension plan	22,768	81,954	15,748
Taxes and social contributions (other taxes)	15,504	11,258	56,725
Reserve for contingencies, net of deposits	-	1,366	25,013
Advance billings of electric power and other	6,655	11,187	15,071
Interest on capital	170,000	170,000	160,000
TOTAL USES	778,491	906,699	836,690
INCREASE (DECREASE) IN WORKING CAPITAL	(229,508)	(95,800)	100,198
Represented by:			
Current assets	165,612	968,158	773,353
Current liabilities	(275,664)	(944,502)	(653,897)
	(110,052)	23,656	119,456
Less – beginning working capital	119,456	119,456	19,258
INCREASE (DECREASE) IN WORKING CAPITAL	(229,508)	(95,800)	100,198

The accompanying notes are an integral part of these statements.

COMPANHIA PARANAENSE DE ENERGIA **COPEL**
CNPJ 76.483.817/0001-20
Companhia de Capital Aberto - CVM 1431-1
www.copel.com copel@copel.com

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31, 2001 and 2000
(In thousands of Brazilian reais)
(Translation of the original in Portuguese)

	Capital stock	Capital reserves	Income reserves	Retained earnings	Total
Balances December 31, 1999	**1,620,247**	**1,546,446**	**1,460,858**	**-**	**4,627,551**
Realization of income reserves	-	-	(223,501)	223,501	-
Net income	-	-	-	430,603	430,603
Distribution of net income:					
Legal reserve	-	-	21,530	(21,530)	-
Interest on capital	-	-	-	(160,000)	(160,000)
Investment reserve	-	-	472,574	(472,574)	-
Balances December 31, 2000	**1,620,247**	**1,546,446**	**1,731,461**	**-**	**4,898,154**
Assistance agreement - CVM Resol. No. 371 (Note 22)	-	-	-	(159,949)	(159,949)
Use of reserves	-	-	(159,949)	159,949	-
Tax incentives	-	1,882	-	-	1,882
Net income	-	-	-	475,310	475,310
Distribution of net income:					
Legal reserve	-	-	23,766	(23,766)	-
Interest on capital	-	-	-	(170,000)	(170,000)
Investment reserve	-	-	281,544	(281,544)	-
Balances December 31, 2001	**1,620,247**	**1,548,328**	**1,876,822**	**-**	**5,045,397**

The accompanying notes are an integral part of these statements.

Notes to the Financial Statements

As of December 31, 2001 and 2000

(In thousands of Brazilian reais, unless otherwise indicated)

(Translation of the original in Portuguese)

1 – THE COMPANY AND ITS OPERATIONS

Companhia Paranaense de Energia - COPEL ("COPEL" or the "Company") is a mixed-capital corporation controlled by the Paraná State Government. The Company's principal business is the researching, planning, construction and operation of electricity generation plants and the transmission and distribution of electric energy in the State of Paraná. The National Electric Energy Agency – ANEEL, part of the Ministry of Mines and Energy, regulates its principal activities. In addition, Copel is authorized to participate in other companies, in the energy and telecommunications areas, in accordance with the applicable legislation.

2 – CORPORATE RESTRUCTURING

On December 20, 2000, through ANEEL Resolution No. 558/2000, COPEL obtained approval for the formation of wholly-owned subsidiaries aiming at complying with the new requirements imposed by the new electric energy sector model, and also to deverticalize its activities.

On March 20, 2001, the Extraordinary Shareholders' Meeting approved the legal formation of wholly-owned subsidiaries, and on April 4, 2001 their bylaws were registered with the Board of Trade of the State of Paraná.

The corporate restructuring, transfer of concessions and transfer of assets to subsidiaries were authorized by ANEEL Resolution No. 258 of July 3, 2001, which also authorized the start-up on July 1, 2001.

Therefore, five wholly-owned subsidiaries of Companhia Paranaense de Energia, privately-held corporations, started their operations on that date:

COPEL Geração S.A. – destined to exploit the energy generation service, it has 18 power plants in operation, of which 17 are hydroelectric plants and 1 is a thermoelectric plant, with installed capacity of 4,548 MW.

COPEL Transmissão S.A. – principally engaged in the exploitation of transmission services and transformation of electric energy, in addition to operating part of the national interconnected system located in the South region of Brazil, to the National Electric System Operator – ONS. It has 122 substations with voltages equal to or greater than 69 kV and 6,763 km of transmission lines;

COPEL Distribuição S.A. – engaged in the exploitation of distribution and sale of any type of energy, specially electric energy, fuels and energetic raw materials. It distributes electric energy in 392 of the 399 cities in the State of Paraná, serving 98% of consumers in the State, as well as the city of Porto União, State of Santa Catarina. Additionally, it serves independent consumers in the State of São Paulo;

COPEL Telecomunicações S.A. – engaged in the exploitation and provision of all types of telecommunications and communications services legally permitted, in the State of Paraná and any location the Company is interested in and capable of providing services;

COPEL Participações S.A. – engaged in holding ownership interest in other companies or consortiums.

Net assets transferred to subsidiaries on July 1, 2001 were published on issue No. 6,058 of the Official Gazette of the State of Paraná of August 27, 2001.

3 – PUBLIC SERVICE CONCESSIONS

The following concessions to provide public services for electric energy were granted to COPEL Geração S.A. by ANEEL, and they are renewable in compliance with the legislation in force:

Power plant	River	Installed capacity (MW)	Date concession was issued	Date of expiration
Hydroelectric plants				
Gov. Bento Munhoz da Rocha Neto (Foz do Areia)	Iguaçu	1,676.00	May 25, 1973	May 23, 2023
Gov. Ney Aminthas de Barros Braga (Segredo)	Iguaçu	1,260.00	Nov 16, 1979	Nov15, 2009
Salto Caxias	Iguaçu	1,240.00	May 2, 1980	May 4, 2010
Governador Parigot de Souza	Capivari	260.00	Nov 5, 1971	July 7, 2015
Guaricana	Arraial	36.00	Aug 16, 1976	Aug 15, 2006
Chaminé	São João	18.00	Aug 16, 1976	Aug 15, 2006
Apucaraninha	Apucaraninha	9.50	Oct 14, 1975	Oct 13, 2005
Mourão I	Mourão	7.50	Jan 27, 1964	July 7, 2015
Derivação do Rio Jordão	Jordão	6.50	Nov 14, 1979	Nov 15, 2009
Marumbi	Ipiranga	4.80	Mar 14, 1956	July 7, 2015
São Jorge	Pitangui/Tibagi	2.30	Dec 5, 1974	Dec 4, 2004
Chopim I	Chopim	1.80	Mar 25, 1964	July 7, 2015
Rio dos Patos	Rio dos Patos/Ivaí	1.70	Feb 15,1984	Feb 14, 2014
Cavernoso	Cavernoso/Iguaçu	1.20	Jan 8, 1981	Jan 7, 2011
Salto do Vau	Palmital	0.90	Jan 27, 1954	Jan 27, 2004
Pitangui	Pitangui	0.80	Dec 5, 1954	Dec 5, 2004
Melissa	Melissa	0.80	Oct 8, 1993	Oct 8, 2015
Thermoelectric plant				
Figueira		20.00	Mar 27, 1969	Mar 26, 2019

COPEL Transmissão S.A. transmits electricity under concession valid through 2015, COPEL Distribuição S.A. distributes electricity under concessions valid through 2015 and COPEL Telecomunicações exploits the network and specialized circuit services under permission valid for a 10-year period, renewable for equal period, in accordance with ANATEL Acts No. 61 and 62 of March 23, 1998, which were changed into public interest service by Act No. 4,500 of August 20, 1999.

4 – PRESENTATION OF FINANCIAL STATEMENTS

These financial statements are prepared in accordance with accounting practices emanating from Brazilian corporate law, together with specific Regulations established by ANEEL and instructions of the Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission).

On March 19, 1996, the CVM issued Instruction No. 248, stating that quarterly and annual financial statements should be prepared in accordance with accounting practices emanating from Brazilian corporate law, which no longer establishes the recognition of the effects of inflation; however, optionally, companies are allowed to present supplementary constant currency adjusted financial statements, following the standards previously established by the CVM. Accordingly, as a supplementary information, as set forth by CFC Resolution No. 900 and IBRACON Technical Interpretation No. 02, both of January 29, 2002, we present in Note 38 the principal effects on shareholders' equity and income had the restatement of amounts in constant currency as of December 31, 2001 been adopted.

Certain additional information in these notes is presented to comply with ANEEL communication No. 60/2002, of January 24, 2002, and CVM Instruction No. 01/2002, of January 14, 2002.

With the purpose of improving the presentation of the financial statements and for better comparability, the Company made certain reclassifications in the balance sheet as of December 31, 2000.

The National Electric Energy Agency– ANEEL reviewed the standards and procedures included in the Chart of Accounts for the Electric Energy Utilities, issuing a new document named Accounting Manual for the Electric Energy Public Service, including the Chart of Accounts, accounting instructions and guidelines for disclosure of economic and financial information, which resulted in important changes in accounting and reporting practices applicable to the companies of the sector to that date. The application of the standards included in the aforementioned Manual is mandatory starting January 1, 2002.

5 – CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements are presented in accordance with CVM Instruction No. 247/1996 and include the accounts of its wholly-owned subsidiaries COPEL Geração S.A., COPEL Transmissão S.A., COPEL Distribuição S.A., COPEL Telecomunicações S.A. and COPEL Participações S.A..

In the consolidation of the financial statements included in the standardized financial statements, the Company's investments in the subsidiaries shareholders' equity, intercompany balances, and transactions were eliminated, so that the consolidated financial statements effectively represent balances and transactions with third parties.

For consolidation purposes, COPEL Participações operating income, arising from investments in other companies, as well as revenue deductions, were reclassified to financial income, in accordance with ANEEL chart of accounts, and equity in results of investees is stated at the net amount in a separate caption in the statement of income.

As authorized by CVM, the subsidiaries Companhia Paranaense de Gás – Compagás and Companhia Nacional de Intervias were not consolidated in 2001 and 2000, as they do not cause significant changes in the Company's financial position.

Since the start-up of the wholly-owned subsidiaries was in the third quarter of 2001, the statements of the Company for the year ended December 31, 2000 are equivalent to the consolidated financial statements, permitting better comparability between periods.

6 – PRINCIPAL ACCOUNTING PRACTICES

Temporary cash investments – Stated at cost, plus income earned to the balance sheet date.

Accounts receivable – Includes both amounts billed to customers and accrued revenue for unbilled energy supplied to customers as of the balance sheet date.

Allowance for doubtful accounts – Recognized in an amount considered sufficient to cover potential losses on the realization of accounts receivable.

Materials and supplies - Those classified in current assets, are stated at average cost, materials and supplies to be used in construction are included in property, plant and equipment at cost.

Investments - In subsidiaries and affiliated companies are accounted for under the equity method of accounting. Other investments are stated at cost, less valuation reserves when applicable.

Property, plant and equipment - These assets are stated at acquisition or construction cost, net of depreciation computed on the straight-line method. Instruction No. 36 of the Chart of Accounts for Electric Energy Utilities provides that interest and other financial charges on third-party loans applied to construction in progress are capitalized and considered as part of the cost of the respective construction in progress.

Deferred income and social contribution taxes - Calculated at the applicable rates (in force at the balance sheet date) and computed on temporary differences.

Pension and assistance plans - The costs associated with pension and assistance plans, with Fundação Copel, are recognized in compliance with CVM Resolution No. 371 of December 13, 2000.

Income statement - Revenues and expenses are recognized on the accrual basis.

Other assets and liabilities – Other current and noncurrent assets and liabilities are restated to the balance sheet date, when legally or contractually required.

7 – TEMPORARY CASH INVESTMENTS

Financial institution	Interest rates	Company	Consolidated	R$ thousand Company
	CDI (1)	2001	2001	2000
Banco Banestado S.A.	100.00	13,756	13,756	47,804
Banco do Brasil S.A.	99.50	24,053	36,277	49,309
Banco Bradesco S.A.	99.50	15,263	15,263	16,720
HSBC Bank Brasil S.A.	100.00	-	-	15,636
Other		-	2,033	1,515
		53,072	**67,329**	**130,984**

(1) Interbank deposit rates: CDI is negotiated among financial institutions in the Brazilian financial market.

8 – POWER PURCHASE LIQUIDITY FUND

Financial institution	Interest rates	Company and Consolidated	R$ thousand Company
	CDI (1)	2001	2000
Caixa Econômica Federal	100.00	21,106	64,741
HSBC Bank Brasil S.A.	100.00	6,380	-
Banco Itaú S.A.	100.00	7,260	-
Banco do Brasil S.A.	99.60	12,737	-
Banco do Brasil S.A.	1,65% p.a. + US$ fluctuation	2,660	-
		50,143	**64,741**

To assure the purchase of power generated by Companhia de Interconexão Energética - CIEN (Argentina) and Usina Termoelétrica de Araucária, during the term of the contracts with those companies, COPEL created the FLICE fund (Power Purchase Liquidity Fund), equivalent to an amount up to US$47 million. All receivables regarding fees related to price assurance given by Copel will also be invested in the fund. As of December 31, 2001, the Fund balance was US$ 21,610,000 (US$ 33,109,000 in 2000).

9 – ACCOUNTS RECEIVABLE

	To mature	Past due up to 90 days	Past due more than 90 days	Consolidated	R$ thousand Company
				2001	2000
Consumer classes					
Residential	50,629	43,934	2,759	97,322	84.878
Industrial	40,182	15.168	1,354	56,704	69.353
Commercial	24,355	14,784	1.021	40,160	39.976
Rural	5,982	2,770	113	8,865	11.942
Public entities	6,876	9,902	3,060	19,838	31.529
Public lighting	7,333	5,267	3,473	16,073	19.325
Public services	5,337	602	122	6,061	5.359
Unbilled	76,819	-	-	76,819	66,462
Energy in installments	6,996	-	-	6,996	1,001
Municipal government debt installments	25,598	-	-	25,598	-
Other	37,709	-	-	37,709	23,334
	287,816	**92,427**	**11,902**	**392,145**	**353,159**
Distributors					
Distributors					
Short term	135,002	393	47,312	182,707	81,118
Initial contracts	2,803	4	308	3,115	8,837
Bilateral contracts	2,850	2,139	-	4,989	-
	140,655	**2,536**	**47,620**	**190,811**	**89,955**
Transmission network					
Use of trasmission network	5,586	-	-	5,586	7,329
	5,586	**-**	**-**	**5,586**	**7,329**
	146,241	**2,536**	**47,620**	**196,397**	**97,284**
	434,057	**94,963**	**59,522**	**588,542**	**450,443**

The Company, through its subsidiary COPEL Geração S.A., and based on information provided by the Wholesale Energy Market Administrator (ASMAE), on March 13, 2002, recognized in accounts receivable (Distributors – short term), the amount of R$ 91,907, related to estimated surplus between the energy volume made available and that acquired in the Wholesale Energy Market (MAE) from January 1, 2001 to December 31, 2001. The balance of R$ 182,707, includes the above-mentioned amount and also R$ 47,706 billed until August 2000, pending receipt, R$ 25,000 in MAE transactions related to the 4th quarter of 2000, and R$ 18,094 in monetary restatement for the last two amounts.

10 – OTHER ACCOUNTS RECEIVABLE

	To mature	Past due up to 90 days	Past due more than 90 days	Consolidated	R$ thousand Company
				2001	2000
Telecommunications services	44	859	480	1,383	1,635
Dividends receivable	5,778	-	-	5,778	3,978
Outside services	16,168	1,912	1,435	19,515	15,410
	21,990	**2,771**	**1,915**	**26,676**	**21,023**

As of December 31, 2001, the Company has dividends receivable in the amount of R$ 37,130, of which R$ 1,647 from Dominó Holdings S.A., R$ 25,623,000 from COPEL Geração S.A., and R$ 9,860 from COPEL Participações S.A.

11 – RECOVERABLE RATE DEFICIT (CRC)

Under an agreement dated August 4, 1994, the remaining balance of the CRC account was negotiated with the Paraná State Government to be reimbursed in 240 monthly installments updated based on IGP-DI and interest of 6.65% annually. On October 1, 1997, the balance of R$506,692 was renegotiated extending the term to 330 equal monthly installments, which include interest and principal amortization. The first installment matured on October 30, 1997, and the last monthly installment will be due on March 30, 2025.The remaining clauses of the original contract, including interest rates, were maintained. Interest earned is recorded as Interests and commissions in the Income Statement.

The CRC balance was transferred to subsidiary COPEL Distribuição S.A.

The installments from March to August, in the amount of R$ 26,627, were settled with interest on capital held by the State Government; however, these installments will be subject to charges until the effective date of payment of dividends to the other shareholders. Of the R$ 36,266 balance in current assets, in addition to installments maturing in 2002, R$ 23,028 refers to installments from September to December 2001, including charges on late payments.

12 – TARIFF COST DEFERRAL

This deferral is an instrument established by ANEEL to permit the offset of energy distributors' losses starting in 2001 through the creation of the Memorandum Account for Portion "A" Variations.

These losses arise from the exchange variation and changes in the rates established in tariff adjustments. In accordance with ANEEL Resolution No. 90 of February 18, 2002 and other regulations, distributors may recover the following financial losses incurred from January 1, 2001 to October 25, 2001:

(a) tariff of power repass from Itaipu;

(b) tariff of electric energy transmission from Itaipu;

(c) Fuel Usage Quota – CCC ;

(d) tariff for the use of transmission installations of the basic network;

(e) financial compensation for the use of water resources – CFURH;

(f) electricity purchased based on initial contracts;

(g) Global Reserve for Reversion quota (RGR quota)

(h) Electric Energy Service Inspection Fee – TFSEE; and

(i) connection charges.

The restatement index used for updating the amounts related to the differences between the forecasted and actual tariff adjustment index (IRT) is the SELIC (Central Bank rate).

The amounts related to "Portion A" variations were reversed from the respective expense accounts and/or credited to financial income, as shown below:

	R$ Thousand Consolidated
	2001
Electricity purchased for resale (a)	42,459
Transmission of electricity purchased from Itaipu (b)	387
Regulatory charges - CCC (c)	30,764
Use of transmission installations - basic network (d)	8,308
Regulatory charges - CFURH (e)	9,821
Electricity purchased - initial contracts (f)	164,679
Global reserve for reversion quota - RGR (g)	5,675
Regulatory charges - TFSEE (h)	558
Use of transmission network - connection (i)	24,275
Monetary restatement - SELIC	16,041
	302,967

Part of the deferred amount, R$ 84,670, related to the period from January 1 to June 30 2001, was recorded in the Company's books and was reversed and repassed to COPEL Distribuição S.A. (Note 14). Of the R$ 302,967, R$ 212,077 was classified in noncurrent assets, based on the expected realization in accordance with the specific regulation on this matter.

13 – Deferred Income Taxes

The deferred income and social contribution taxes recognized in noncurrent assets are as follows:

	Company	**Consolidated**	**R$ thousand Company**
	2001	**2001**	**2000**
Temporary differences			
Provision for pension plan deficit - Plan III	-	128,452	141,727
Provision for assistance plan - CVM Resolution No. 371	-	63,581	-
Provision for tax contingencies	78,076	78,076	61,869
Provision for other contingencies	9,413	13,695	-
Allowance for doubtful accounts and other	4,970	7,360	12,305
	92,459	**291,164**	**215,901**

The provision for pension plan deficit is being recognized in conformity with the debt amortization schedule, and the provision for assistance plan is being recorded as post-employment benefits are paid. Other provisions will be recognized according to judicial decisions.

14 – CREDITS (DEBTS) WITH SUBSIDIARIES AND AFFILIATED COMPANIES

As of December 31, 2001, the Company has a net receivable of R$744,139 from its consolidated subsidiaries, composed as follows:

			R$ thousand Company
		Noncurrent assets	Long-term liabilities
Consolidated:			
COPEL Geração S.A.			
Repassed financing		353,810	-
Plan III reversal - post-retirement benefits		-	16,029
Checking accounts		-	28,914
		353,810	**44,943**
COPEL Transmissão S.A.			
Repassed financing		31,428	-
Plan III reversal - post-retirement benefit		-	14,571
Checking accounts		4,652	-
		36,080	**14,571**
COPEL Distribuição S.A.			
Repassed financing		271,498	-
Plan III reversal - post-retirement benefit		-	39,343
Tariff cost deferral		84,670	-
Checking accounts		515	-
		356,683	**39,343**
COPEL Telecomunicações S.A.			
Plan III reversal - post-retirement benefit		-	2,841
Checking accounts		21,058	-
		21,058	**2,841**
COPEL Participações S.A.			
Loan agreement		13,666	-
Plan III reversal - post-retirement benefit		-	73
Checking accounts		23,761	-
		37,427	**73**
	Total consolidated	**805,058**	**101,771**
Unconsolidated:			
Foz do Chopim Energética Ltda.			
Loan agreement		28,530	-
		28,530	**-**
Compagás			
Loan agreement		12,322	-
		12,322	**-**
	Total unconsolidated	**40,852**	**-**
		845,910	**101,771**

As part of the process of creating wholly-owned subsidiaries, all loan and financing contracts with financial institutions were transferred to them. However, since the Company had not, until the balance sheet date, legally formalized the transfer of certain contracts to the respective subsidiaries, it maintained the respective liabilities recognized in its books.

Thus, a receivable from those subsidiaries was recognized, related to the balances of the repassed financings, which, for the purpose of disclosure in the financial statements, were presented separately, as accounts receivable from wholly-owned subsidiaries and as liabilities for loans and financing, the balance of which, as of December 31, 2001, amounts to R$ 656,736, of which R$ 163,629 in current liabilities and the remainder in long-term liabilities (See Note 18).

The loan agreement between COPEL and Foz do Chopim Energética Ltda., in the amount of R$ 28,530, signed on February 16, 2001, has the purpose of ensuring continuity for the construction of Foz do Chopim Hydroelectric Plant, and the respective transmission network. The loan will be repaid in 85 monthly installments, starting on February 20, 2002, with a 12-month grace period, and is subject to interest of 6.3% per year plus the variation of TJLP (Brazilian Long-Term Interest Rate).

The loan agreement with Compagás, in the amount of R$ 12,322 (R$ 20,372 in 2000), was signed on July 3, 2000, and has the purpose of ensuring continuity of the project for construction and implementation of natural gas distribution networks. The loan is being repaid with a 12-month grace period, in 48 installments, the first of which was paid on July 3, 2001. The loan is subject to interest of 7.5% per year plus TJLP variation.

15 – OTHER NONCURRENT RECEIVABLES

			R$ thousand
	Company	Consolidated	Company
	2001	2001	2000
Curitiba Municipal Government debt installment plan	-	25,598	-
Collateral deposits STN (Note 18.4)	-	16,805	14,187
Recoverable ICMS - Supplementary Law No. 87/1996	-	12,585	-
IUEE - Municipal governments (Note 23)	-	7,374	
Compulsory loans	-	5,540	5,111
Advances to suppliers	3,270	3,270	4,257
Tax incentives and other noncurrent receivables	-	243	1,423
	3,270	**71,415**	**24,978**

16 – INVESTMENTS

Investments are as follows:

	Company	Consolidated	R$ thousand Company
	2001	2001	2000
Wholly-owned subsidiaries (100% ownership)			
COPEL Geração S.A.	2,380,977	-	-
COPEL Transmissão S.A.	683,780	-	-
COPEL Distribuição S.A.	1,436,364	-	-
COPEL Telecomunicações S.A.	105,635	-	-
COPEL Participações S.A.	354,846	-	-
	4,961,602	-	-
Subsidiaries and affiliates (see table below)	-	**386,908**	**280,937**
Other investments			
Tax incentives	43,360	44,284	34,539
Assets and rights for sale	-	24,585	480
Assets for future use	8	2,726	5,565
Other	-	6,700	23,959
	43,368	**78,295**	**64,543**
	5,004,970	**465,203**	**345,480**

Part of the assets and rights for sale, in the amount of R$ 22,770, refers to real properties that would be sold to the Government of the State of Paraná after the privatization process undergone by the Company, as established in Attachment V to the Sale Notice. This balance will be transferred to property, plant and equipment in 2002 after ANEEL approval.

Investments in subsidiaries and affiliated companies are as follows:

	Investee shareholders' equity	Ownership	Consolidated investment	R$ thousand Company
	2001	(%)	2001	2000
Affiliates				
Sercomtel S.A. Telecomunicações	255,148	45	141,752	149,924
Sercomtel Celular S.A.	38,874	45	21,196	21,473
Tradener Ltda.	1,490	45	671	774
Dominó Holdings S.A.	376,070	15	56,410	37,475
Escoelectric Ltda.	1,012	40	405	400
Copel Amec S/C Ltda.	367	48	176	-
Dona Francisca Energética S.A.	146,474	23	33,689	15,341
Carbocampel S.A.	622	49	305	-
Braspower International Engineering S/C Ltda.	(154)	49	(76)	-
Centrais Eólicas do Paraná Ltda.	4,030	30	1,209	1,170
Foz do Chopim Energética Ltda.	22,725	36	8,181	5,724
UEG Araucária Ltda.	106,584	20	88,971	25,632
Campos Novos Energia S.A.	86,800	16	13,883	4,158
Centrais Elétricas Rio Jordão S.A.	5,198	40	2,079	-
			368,851	**262,071**
Subsidiaries				
Compagás	34,457	51	17,573	18,038
Companhia Nacional de Intervias	968	50	484	828
			18,057	**18,866**
			386,908	**280,937**

On April 17, 2001, COPEL sold its ownership interest in Machadinho Energética S.A. to Companhia Brasileira de Alumínio for R$ 22,830. The transaction was approved by ANEEL Resolution No. 322 of August 8, 2001. The gain on the sale was R$5,160, which was recorded as nonoperating income.

The investments in Sercomtel S.A. Telecomunicações and Sercomtel Celular S.A. include goodwill, net of accumulated amortization to the balance sheet date of R$ 17,464, in the amounts of R$ 26,936 and R$ 3,703, respectively, which are being amortized at the annual rate of 10%, the effect of which on income was R$ 4,808 in 2001 (same amount in 2000). The economic basis for the goodwill payment was the expectation of future profitability, and the 10-year amortization results from the estimated return on investment based on the discounted cash flow.

The investment in affiliated company UEG Araucária Ltda. includes advance for future capital increase, in the amount of R$ 67,654 (R$ 25,424 in 2000).

In 2001, the relevant investments accounted for under the equity method of accounting were as follows:

	Investee net income	Equity in results of investees		R$ thousand
		Company	Consolidated	Company
	2001	2001	2001	2000
Affiliates				
Sercomtel S.A. Telecomunicações	6,946	2,300	139	4,785
Sercomtel Celular S.A.	2,732	8	1,105	1,041
Tradener Ltda.	614	(735)	346	616
Dominó Holdings S.A.	63,712	1,725	7,494	4,843
Escoelectric Ltda.	(103)	-	5	-
Copel Amec S/C Ltda.	267	-	128	-
Dona Francisca Energética S.A.	79,175	(827)	18,348	-
Carbocampel S.A.	362	-	178	-
Braspower S/C Ltda.	(342)	-	(174)	-
Centrais Eólicas do Paraná Ltda.	200	-	39	-
Foz do Chopim Energética Ltda.	(131)	-	(47)	-
		2,471	**27,561**	**11,285**
Subsidiaries				
Companhia Paranaense de Gás	(1,272)	(1,479)	(490)	(1,689)
Companhia Nacional de Intervias	(536)	(358)	(349)	(1,064)
		(1,837)	**(839)**	**(2,753)**
Wholly-owned subsidiaries		**278,342**	-	-
		278,976	**26,722**	**8,532**

Up to June 30, 2001, the Company accounted for the investment in affiliated company Dominó Holdings S.A. under the cost method. Effective July 1, 2001, with the creation of wholly-owned subsidiaries, the referred investment became relevant in the wholly-owned subsidiary COPEL Participações S.A., as established by CVM Instruction No. 247/1996, starting therefore to be accounted for under the equity method, in accordance with that Instruction. The relevant investments accounted for under the equity method due to the change in the criteria, amounting to R$ 14,442, is recorded as nonoperating expenses, net (Note 30).

The effects of the advance recognition of the assistance plan obligation, in accordance with CVM Resolution No. 371/2000, recorded by the wholly-owned subsidiaries as adjustment to shareholders' equity, were computed by the Company as investments, and also as contra entry to prior-year adjustments (Note 22).

17 – PROPERTY, PLANT AND EQUIPMENT

				RS thousand
			Consolidated	Company
	Monetarily restated cost	Accumulated depreciation	2001 Net	2000 Net
In service				
Generation	4,147,740	(1,101,443)	3,046.297	3.096.589
Transmission	1,129.728	(311,343)	818.385	782.934
Distribution	2,576.865	(1,081.860)	1.495,005	1.432.354
Telecommunications	175,017	(47,383)	127.634	-
Ownership	400	(98)	302	-
Administration	-	-	-	132.460
	8,029,750	**(2,542,127)**	**5,487,623**	**5.444.337**
Construction in progress				
Generation	168,336	-	168,336	170,103
Transmission	78,753	-	78.753	118.826
Distribution	183,628	-	183,628	91,833
Telecommunications	14,678	-	14,678	-
Ownership	2,624	-	2,624	-
Administration	-	-	-	54,111
	448,019	**-**	**448,019**	**434,873**
	8,477,769	**(2,542,127)**	**5.935.642**	**5,879.210**

In accordance with articles 63 and 64 of Decree No. 41,019 of February 26, 1957, assets used in the generation, transmission, distribution and sale of electric energy cannot be retired, disposed of, transferred, sold or pledged in mortgage guarantee without ANEEL's authorization.

ANEEL Instruction No. 20/1999 regulates the liberation of Electric Public Service Concession assets, granting prior authorization for the liberation of assets not used in the concession, when designated for sale determining that the proceeds from the sale be deposited in a specific bank account for application in the concession.

The principal annual depreciation rates, in accordance with ANEEL Resolution No. 44/1999, and Ministry of Communications Ordinance No. 96 of March 17, 1995, are as follows:

	%
Equipment	10.0
Reservoirs, dams and water mains	2.0
System structure, conductor system, and power transformer (transmission)	2.5
System structure, conductor system and transformer (distribution)	5.0
Capacitors and distribution switches	6.7
Energy and transmission equipment (telecommunications)	10.0
Overhead and underground cables, wiring and private switching center	10.0

18 – LOANS AND FINANCING

As commented in Note 14, the Holding Company's Loans and Financing balance refers to obligations with financial institutions repassed to the wholly-owned subsidiaries; the legal transfer of these obligations is in the stage of formalization. The balance is composed as follows:

Company	Current portion		Long term	RS thousand Total
	Principal	Debt charges	Principal	2001
Foreign currency				
Eurobonds (1)	-	5,750	348,060	353.810
Euro-Commercial Paper Program (3)	151,231	1,108	-	152,339
National Treasury Department (4)	3,417	2,123	145,047	150.587
	154,648	**8,981**	**493.107**	**656,736**

The consolidated loans are composed as follows:

	Current portion		Long term	Consolidated Total	RS thousand Company
	Principal	Debt charges	Principal	2001	2000
Foreign currency					
Eurobonds (1)	-	5,750	348,060	353,810	298,156
IDB (2)	19,620	5,452	167,195	192,267	186,726
Euro-Commercial Paper Program (3)	151,231	1,108	-	152,339	117,840
National Treasury Department (4)	3,417	2,123	145,047	150,587	130,364
Banco do Brasil S.A. (5)	4,378	608	30,668	35,654	38,673
Eletrobrás (6)	7,632	54	3,785	11,471	15,098
Dresdner Bank (7)	-	-	-	-	16,471
Bilbao Vizcaya (8)	-	-	-	-	6,114
Turnkey suppliers (9)	-	-	-	-	24,178
	186,278	**15,095**	**694,755**	**896,128**	**833,620**
Local currency					
Eletrobrás (6)	52,020	2,717	422,188	476,925	481,616
BNDES (10)	4,731	89	14,193	19,013	22,997
Banestado (11)	5,041	30	1,943	7,014	17,436
FINEP (12)	4,908	43	3,680	8,631	13,124
Other commercial banks (13)	1,042	13	3,352	4,407	10,959
Fundação Copel (14)	18,175	-	14,343	32,518	-
	85,917	**2,892**	**459,699**	**548,508**	**546,132**
	272,195	**17,987**	**1,154,454**	**1,444,636**	**1,379,752**

(1) **Eurobonds** – Consists of Eurobonds issued on May 2, 1997, maturing on May 2, 2005, equivalent to US$150 million, subject to interest of 9.75% annually paid semi-annually, starting on November 2, 1997. The bonds are subject to early redemption on May 2, 2002, at the option of COPEL or of the investors, and the Company is in the stage of renegotiating the transaction to avoid the significant impact of the accelerated maturity (Note 39). This contract has certain debt covenants which are being fulfilled by the Company.

(2) **IDB** (Inter-American Development Bank) – Consists of a loan for the Segredo hydroelectric power plant and the Rio Jordão deviation project, guaranteed by the Federal Government, released on January 15, 1 totaling US$135 million. The first payment of principal was due on January 15, 1997; interest and principal payments are due semi-annually up to 2011. Interest is calculated according to a rate determined by the institution each year, which in the fourth quarter of 2001 was 6.29% per year. The loan is guaranteed by statutory liens on the financed assets and mortgage guarantee, in addition to the co-guarantee of the Federal Government; the contract has debt covenants (liquidity ratios), which are being fulfilled by the Company.

(3) **Euro-Commercial Paper Program** - Notes issued outside Brazil to finance working capital. The Euro-Commercial Paper Program was established in March 1995, under which there is currently one tranche outstanding renegotiated to mature on May 17, 2002, issued with a discount to face value and subject to interest, also renegotiated, of 8.50% annually.

(4) **National Treasury Department** – The debt classified as National Treasury Department which terms and payment conditions were established as part of the Brazilian foreign debt restructuring, under Law 4,131/62, signed on May 20, 1998, is as follows:

Bond type	**(years)**	**Maturity (date)**	**Grace period (years)**	**Consolidated**	**R$ thousand Company**
				2001	**2000**
Par Bond (a)	30	15.04.2024	30	37,035	31,270
Capitalization Bond (b)	20	15.04.2014	10	33,298	28,046
Debt Conversion Bond (c)	18	15.04.2012	10	29,944	25,458
Discount Bond (d)	30	15.04.2024	30	25,811	21,899
El Bond - Interest bond (e)	12	15.04.2006	3	11,375	11,796
New Money Bonds (f)	15	15.04.2009	7	6,983	6,699
FLIRB (g)	15	15.04.2009	9	6,141	5,196
				150,587	**130,364**

The annual interest rates and amortization are as follows:

(a) **Par Bond** – From 4.0% in the first year to 6.0% to maturity, and a single amortization at maturity.

(b) **Capitalization Bond** – From 4.0% in the first year to 8.0% to maturity, and amortization in 21 semi-annual installments.

(c) **Debt Conversion Bond** – Six-month LIBOR + 7/8% annually, and amortization in 17 semi-annual installments.

(d) **Discount Bond** – Six-month LIBOR + 13/16% annually and a single amortization at maturity.

(e) **El Bond – Interest Bonds** – Six-month LIBOR + 13/16% annually and amortization in 19 semi-annual installments.

(f) **New Money Bonds** – Six-month LIBOR + 7/8% annually and amortization in 17 semi-annual installments.

(g) **FLIRB** – From 4.0% per year in the first year to six-month LIBOR + 13/16% annually to maturity.

Discount Bonds and Par Bonds are guaranteed by collateral deposits classified in other noncurrent assets, as follows:

		R$ thousand
Bond type	**Consolidated**	**Company**
	2001	**2000**
Par Bond		
COPEL Transmissão	2,061	-
COPEL Distribuição	7,815	-
	9,876	**8,334**
Discount Bond		
COPEL Transmissão	1,446	-
COPEL Distribuição	5,483	-
	6,929	**5,853**
	16,805	**14,187**

(5) **Banco do Brasil S.A.** – Consists of a loan in Japanese Yen for the gas thermoelectric substation of the Salto Caxias plant, with amortization in 20 semi-annual installments, beginning March 7, 2000, subject to an interest of 2.8% per year. Guarantee is linked to its own revenue.

(6) **Eletrobrás** – Consists of loans funded by FINEL for the expansion of the generation, transmission and distribution systems. Amortization started on June 30, 1996 and the final maturity is in August 2021. Interest of 6.5% per year and principal are paid on a monthly basis restated by the FINEL (Eletrobrás financing rate) index. The foreign currency contract, repassed to COPEL Transmissão S.A. is subject to interest of 0.8125% over six-month LIBOR rate, with guarantee linked to COPEL revenue. The contract repassed to COPEL Distribuição S.A., with funds from BIRD, is subject to interest of 6.49 per year paid semi-annually; the amount released was US$ 30,000 of a US$ 3 million credit, and the difference will be used starting December 31, 2003; the amount is guaranteed by the Federal Government. All contracts with Eletrobrás have certain debt covenants related to liquidity ratio and other limitations, which are being fulfilled by the Company.

(7) **Dresdner Bank** – Brazilian Central Bank Resolution 63 contract, matured and paid on August 2, 2001, subject to interest of 12.8% annually, to finance the expansion of the transmission network.

(8) **Banco Bilbao Vizcaya** – Resolution 63 contracts, matured and paid on March 5, 2001, subject to interest of 12.5% annually, to finance the expansion of the transmission network.

(9) **Turnkey suppliers** – Consists of agreements with domestic suppliers signed starting April 3, 1998; amortized in 5 semi-annual installments beginning February 11, 1999, without interest and restated by the variation in the U.S. dollar exchange rate, to expand the transmission system. The guarantee is linked to the Company's revenues and promissory notes.

(10) **BNDES** – Consists of a loan used to finance the Rio Jordão deviation project, payable in 99 monthly installments, starting October 15, 1997. The loan is restated based on the TJLP (Brazilian long-term interest rates) limited to 60%, plus 6% annual interest. The guarantee is linked to COPEL revenues.

(11) **Banco Banestado S.A.** – Turnkey suppliers - Consists of several contracts starting September 2, 1996, payable in 48 monthly installments (principal + interest) starting July 15, 1997. The interest rate is based on TJLP (limited to 60%) plus a floating spread between 3.5% and 6% per annum. The loan was used to finance the electricity distribution network and is secured by a portion of Copel's revenues.

(12) **FINEP** – Consists of a loan on September 13, 1996, to finance the Company's laboratory equipment, with interest and principal payments due in 49 monthly installments, beginning September 15, 1999, with interest based on TJLP (limited to 60%) plus 6% annual interest, guaranteed by the State of Paraná.

(13) **Other banks** – Loans with commercial banks to finance the acquisition of electrical components, investments in distribution and transmission networks, and in renegotiation of part of Compnay's debts. The loans are subject to interest from 5% to 12% per year, and indexed based on TJLP, TR and IGP-M, and are guaranteed by chattel mortgage and the Company's revenues.

(14) **Fundação Copel** – On March 30, 2001, the Company signed with Fundação Copel an agreement for purchasing part of the buildings which were leased from the Fundação. The amount negotiated was established based on individual appraisal reports of the buildings, made by a specialized firm on January 31, 2001. The agreement between the parties establishes that Copel will pay for the buildings 30 monthly installments, calculated based on the price amortization method, with interest rate of 6% per year plus monthly restatement based on the variation of INPC – national consumer price index. The first payment was made on April 30, 2001, and guarantee is provided based on promissory notes and a resolutory clause.

Composition of foreign currency loans by currency and index:

				R$ thousand
Currency (equivalent R$)/Index	Consolidated		Company	
	2001	%	2000	%
Foreign currency				
U.S. dollar	668.207	46.25	608.221	44.08
Japanese yen	35.654	2.47	38.673	2.80
BID - currency pool	192.267	13.31	186.726	13.53
	896,128	**62.03**	**833,620**	**60.41**
Local currency				
TR	3.267	0.23	4.126	0.30
URBNDES and TJLP	34.897	2.42	59.428	4.31
IGP-M	900	0.06	3.769	0.27
UFIR	20,249	1.40	21.759	1.58
FINEL	456.677	31.61	457.050	33.13
INPC	32.518	2.25	-	0.00
	548,508	**37.97**	**546,132**	**39.59**
	1,444,636	**100.00**	**1,379,752**	**100.00**

Variations in the principal currencies used in the Company's loans and financing in relation to the Brazilian Real:

Currency/Index	Annual increase (decrease)	
	2001	2000
U.S. dollar	18.67	9.30
Japanese yen	3.66	(2.16)
BID - currency pool	(4.25)	(4.64)
TR	2.41	2.19
URBNDES	3.35	4.56
IGP-M	10.38	9.95
FINEL	2.18	1.93
INPC	9.44	5.27

Maturity of the principal of long-term loans and financing:

	Foreign currency	Local currency	Consolidated	R$ thousand Company
			2001	2000
2002	-	-	-	90.665
2003	32,111	67,263	99.374	77.293
2004	34,987	41,759	76.746	69.688
2005	383,054	39,544	422.598	360.542
2006	33,745	33,690	67,435	60.836
2007	32,496	33,373	65.869	59,225
2008	32,496	32,917	65.413	58.713
2009	31,572	29,091	60.663	55.035
2010	26,265	27,968	54.233	49.838
2011	16,431	27,968	44,399	40.895
After 2011	71,598	126,126	197.724	181.348
	694,755	**459,699**	**1,154.454**	**1.104,078**

Summary of changes in loans and financing:

	Foreign currency		Local currency		R$ thousand
	Current portion	Long term	Current portion	Long term	Consolidated
Balances as of December 31, 1999	**225,720**	**626,668**	**71,150**	**490,723**	**1,414,261**
Proceeds - new loans	115,647	19,884	-	42,281	177,812
Interest	73,582	-	47,553	-	121,135
Monetary and exchange variations	16,938	45,221	1,818	10,016	73.993
Transfer from long-term to current portion	66,334	(66,334)	64,381	(64,381)	-
Payments	(290,040)	-	(117,409)	-	(407,449)
Balances as of December 31, 2000	**208,181**	**625,439**	**67,493**	**478,639**	**1,379,752**
Proceeds - new loans	168,806	59	-	64,112	232,977
Interest	77,150	-	46,947	-	124,097
Monetary and exchange variations	36,424	103,888	2,607	10,516	153,435
Transfer from long-term to current portion	34,631	(34,631)	93,568	(93,568)	-
Payments	(323,819)	-	(121,806)	-	(445,625)
Balances as of December 31, 2001	**201,373**	**694,755**	**88,809**	**459,699**	**1,444,636**

19 – SUPPLIERS

	Company 2001	Consolidated 2001	R$ thousand Company 2000
Electricity suppliers			
ANDE (Paraguay)	-	3,978	3,769
Eletrosul (Itaipu)	-	71,904	48,807
Concessionaires (MAE)	-	161,268	-
Other concessionaires	-	16,066	15,674
	-	**253,216**	**68,250**
Suppliers of materials and services			
Billed	163	12,296	11,197
Unbilled	315	5,332	5,535
	478	**17,628**	**16,732**
	478	**270,844**	**84,982**

The subsidiary COPEL Distribuição S.A., based on information released by ASMAE on March 13, 2002, recorded as accounts payable the amount of R$ 161,268 arising from estimates of surplus between the energy volume made available and that acquired from the Wholesale Energy Market – MAE from January 1, 2001 to December 31, 2001.

20 – TAXES AND SOCIAL CONTRIBUTIONS

	Company 2001	Consolidated 2001	R$ thousand Company 2000
Current liabilities			
Income and social contribution taxes	-	85,425	-
Withholding income tax	7,948	8,545	286
ICMS	-	5,600	13,609
COFINS and PASEP	146	17,645	2,985
INSS included in REFIS (Note 36)	44,000	44,000	25,080
Other	261	480	332
	52,355	**161,695**	**42,292**
Long-term liabilities			
COFINS - reserve for contingencies	197,549	197,549	144,071
PASEP	28,537	28,537	26,610
INSS - reserve for contingencies	-	8,500	-
	226,086	**234,586**	**170,681**

COFINS – reserve for contingencies

On August 18, 1998, the Federal Court of Appeals, 4th Region, issued a judgment granting COPEL exemption from COFINS (tax on revenue) levied on electric energy operations. On August 10, 2000, the Government requested a new trial to annul such judgment. The Company was summoned on November 21, 2000, thus raising the issue of the loss of the exemption. On December 14, 2000, the lawsuit was concluded for the Government, appealed by Copel, based on conclusive opinions of renowned jurists on the dismissal of the original judgment. Conservatively, the Company is maintaining the accrual only for the principal, without interest.

PASEP

The PASEP amount refers to the remaining balance deposited in court that, due to the adoption of the benefits of Provisional Measure No. 2,037-25 of December 21, 2000, will be reversed to COPEL. The Company is awaiting the final court decision on the residual value to be refunded. The escrow deposit balance recorded for this matter is R$ 28,319 (R$ 26,325 in 2000).

INSS – reserve for contingencies

The Company received tax assessment in connection with various aspects of INSS legislation, principally regarding vacation premium, amounts payable as indemnity, social security co-responsibility, and retention of social security contribution of contracted independent workers. Based on the risk evaluation prepared by its legal counsel, the Company recognized a provision for possible losses on this assessment, in the amount of R$ 8,500 at COPEL Geração S.A., and the additional loss, which is represented mostly by contingencies related to INSS on third-party services, classified as possible by the referred legal counsel, amounts to R$ 273 million.

21 – REGULATORY CHARGES

		R$ thousand
	Consolidated	Company
	2001	2000
RGR - differences from 1997 to 2000	9,411	15,622
Global reserve for reversion quota - RGR	4,515	3,828
Compensation for land usage	8,030	3,744
Fuel usage quota - CCC	11,111	13,736
ANEEL - inspection fee	691	579
FUST and FUNTTEL taxes	28	-
	33,786	**37,509**

The annual differences in the Global reserve for reversion quotas for 1997 and 1998 are being paid according to ANEEL Instruction No. 043, of February 1, 2000. The accrual for financing of 1999 differences and payment terms were determined by ANEEL Instruction No. 572 of December 28, 2000. The amounts and payment terms related to differences in 2000 were determined by ANEEL (Resolution No. 32) of January 28, 2002. The accrual for differences in 2001 is registered in other long-term liabilities (see Note 23).

22 – Pension and Assistance Plans

The Company's subsidiaries, through Fundação COPEL, of which they are sponsors, maintain retirement supplementation and pension plans ("Pension Plan") and a plan for medical and dental assistance during and after employment ("Assistance Plan") for employees and their dependents. Contributions to the plans are made by both the sponsors and the participants, based on an actuarial calculations prepared by independent actuaries, following the standards applicable to private supplementary pension entities, to provide sufficient funds to cover future cash requirements arising from the benefit obligations.

Pension Plan

The current Pension Plan for employees arises from a "defined benefit" plan which was changed into a "defined contribution" plan in 1998, named "Pension Plan III".

On that date, the proportional right acquired by the participants, due to the change of the pension plan, generated a debt that was assumed by Copel and recorded in its financial statements, as it was the plan's single sponsor, to be paid in 240 monthly installments, starting February 1, 1999, and restated based on the INPC (National Consumer Price Index) plus interest of 6% per year.

With the creation of wholly-owned subsidiaries on July 1, 2001, the debt balance, restated to that date, was transferred to them, individually segregated based on the respective number of employees as of the base date of the liability calculation (December 31, 1997), financed in 210 monthly installments, indexed to the INPC and subject to interest of 6% per year, with maturity beginning August 1, 2001. As guarantee of these contracts, the sponsors authorized Fundação Copel to restrict their bank account balances.

Due to these new individual contracts, the contract signed by the Fundação and the Company, the founding sponsor, was rescinded, and the parties were fully acquitted of that contract's obligations. The Company remained as the solidary guarantor of any deficit arising from the granting of benefits.

Assistance Plan

Up to August 2001, the medical assistance to employees and their dependents was provided directly by the Company, under the management of Fundação Copel. After that date, the Company and its subsidiaries implemented a new health plan to their employees and dependents, the "Pró-Saúde" Plan, which will be funded by monthly contributions from both parties, sponsors and employees, calculated in accordance with actuarial criteria and standards in force that are applicable to this type of assistance plan.

CVM Resolution No. 371/2000 – Accounting for Employee Benefits

The Company adopted the accounting practice of recording costs of pension and assistance plans, and charges on the debt assumed with Plan III, in income, as incurred.

After enactment of CVM Resolution No. 371 of December 13, 2000, which approved the IBRACON (Brazilian Institute of Independent Auditors) Pronouncement on Accounting for Employee Benefits, new accounting practices for calculating and disclosing the effects of these benefits were established for compulsory use for the years started on or after January 1, 2002, and its earlier application is encouraged. The effects of these new practices should be disclosed in the financial statements as of December 31, 2001 and their advance recognition, in accordance with the option provided in the Pronouncement, should be made as contra entry to shareholders' equity, as prior-year adjustment.

As the pension plan obligation related to the employees' proportional right, due to the change of the plan previously mentioned, had already been recognized in the accounting records since 1998, in 2001, to comply with CVM Resolution No. 371/2000, the Company and its subsidiaries simply adjusted the balance of this obligation, which was then evaluated at its historical value, restated in accordance with contractual conditions and net of monthly amortizations made until then, to the balance of obligations as of December 31, 2001, calculated according to the criteria established by the referred CVM Resolution No. 371/2000.

In the case of the Assistance Plan, the Company's subsidiaries elected to perform the advance recognition of the health plan obligation, calculated in accordance with the criteria established by CVM Resolution No. 371/2000, net of income and social contribution effects, directly against shareholders' equity.

The consolidated effects arising from this recognition on July 1, 2001 and respective changes up to December 31, 2001, were as follows:

	R$ thousand Assistance plan
Fully uncovered obligations	239.230
Deferred income tax (33%)	(79.281)
Net balance recorded against shareholders' equity	**159.949**
Beginning balance of obligation recognized in liabilities	239.230
Contributed funds and payments in the semester	(33.504)
Ending balance of obligation recognized in liabilities	**205.726**

To permit the implementation and provide financial guarantees to the new Pró-Saúde plan, the Company's wholly-owned subsidiaries contributed funds in an amount calculated by an actuary especially contracted by Fundação Copel, which were recorded against the obligation recognized on July 1, 2001.

The consolidated impact of the transactions related to operations with pension and assistance plans are presented in the current year's statement of income, under "Operating expenses – Pension and Assistance Plans" and the consolidated amounts recognized in the balance sheet as of December 31, 2001, per plan, are summarized as follows:

	Pension plan	Assistance plan	R$ thousand Total
Partially covered obligations	1,711,039	220,424	1,931,463
Fully uncovered obligations	-	-	-
Fair value of plan assets	(1,246,447)	(14,698)	(1,261,145)
Total obligation balance in liabilities	**464,592**	**205,726**	**670,318**
Balance in current liabilities	(21,394)	(13,059)	(34,453)
Balance in long-term liabilities	**443,198**	**192,667**	**635,865**

The estimated costs of the plans for 2002 are as follows:

	Pension plan	Assistance plan	R$ thousand Total
Cost of current service	4,370	4,192	8,562
Estimated interest cost	169,699	22,239	191,938
Estimated return on plan assets	(123,434)	(1,505)	(124,939)
Estimated employee contributions	(358)	-	(358)
Total estimated for 2002	**50,277**	**24,926**	**75,203**

Actuarial assumptions applied in the calculation of obligations and costs were as follows:

Economic assumptions:

(a) Inflation:..4.00%

(b) Expected discount/return rates: 10.24%

(c) Salary increase: 6.08%

(d) Health care cost growth:....................................7.12%

Demographic assumptions:

(a) Mortality table:...GAM-1971

(b) Disability mortality table....................................RRB-1944

(c) Disability table RRB-1944

23 – RESERVE FOR CONTINGENCIES AND OTHER LONG-TERM LIABILITIES

				R$ thousand
	Escrow deposits		Consolidated	Company
	2001	2000	2001	2000
Contingencies for:				
Consumers	6	39	12,976	9,867
Rights of way	1,415	12,841	42,838	11,333
Labor	12,005	10,834	50,605	29,870
Civil	-	-	7,374	-
	13,426	**23,714**	**113,793**	**51,070**
Other liabilities:				
Advance billings of electric power			43	11,230
RGR financing			3,781	12,067
			3,824	**23,297**
			117,617	**74,367**

Contingencies with consumers

Lawsuits seeking refunds of amounts paid to COPEL as a result of a rate increase based on DNAEE Bulletins No. 38 and 45, which became effective during the Brazilian government's "Cruzado Plan" in 1986. The reserve was calculated based on the amount differences at that time.

Contingencies related to rights of way

Lawsuits brought by owners whose land was affected by transmission lines.

Labor contingencies

In 2000 and 2001, specific analyses of labor lawsuits in progress were made by an outside law firm and Company lawyers, and, as a consequence of this analysis, the need of an additional reserve to cover probable losses was determined.

Civil contingencies

Ordinary lawsuits with probable loss in the medium term, in which some municipalities claim a cash payment of part of the funds that were destined to them through the payment of the Single Tax on Electric Energy (IUEE). As this tax is responsibility of the State, the contra entry of this liability was recognized in noncurrent assets (Note 15).

Other contingencies and escrow deposits

The Company is a party to other administrative and judicial lawsuits related to environmental, tax, civil and labor matters, which are also being analyzed by independent counselors. Management considers that these lawsuits will not have a material effect on the Company's financial position and, therefore, did not recognize a reserve for them; however, it made escrow deposits for part of these contingencies, amounting to R$4,825.

Advance Billings of Electric Power

Refers to the pre-sale of energy to industrial consumers in accordance with DNAEE Bulletin No. 173, dated September 27, 1989. These obligations are subject to monetary restatement based on the higher of TR (Brazilian Reference Interest Rate) or the Company's average tariff increase. Repayment is due in periods from 18 to 120 months and is offset against the customers' monthly bills. In Other current liabilities, the amount recorded is R$ 12,094 (R$ 13,466 in 2000).

RGR Financing

The Company's subsidiaries are awaiting a definition from ANEEL regarding the amounts and terms of the additional RGR (Global Reserve for Reversion Quota) for 2001. Due to the lack of a definition, and based on past experience, this liability, amounting to R$ 3,781, is recorded in long-term liabilities.

24 – SPECIAL LIABILITIES

These are obligations linked to the Electric Energy Public Service Concession and represent funds provided by the Federal Government and consumers, as well as certain unconditional donations and grants for investments in the electric energy public service in the distribution activity. The maturity of these special liabilities is established by the regulatory authorities for production, transmission and distribution concessions, and the liquidation will occur at the end of the concession.

These special liabilities are directly linked to the additions made to property, plant and equipment in service, basically of COPEL Distribuição S.A., and do not represent actual financial liabilities for the Company.

		R$ thousand
	Consolidated	Company
	2001	2000
Consumers' contribution	598,278	566,563
Federal Government	1,139	1,139
	599,417	**567,702**

25 – SHAREHOLDERS' EQUITY

Capital stock

As of December 31, 2001, capital stock is R$ 1,620,247; the composition by type of share and the principal shareholders are as follows:

							Number of shares in thousands	
Shareholders	**Common**		**Preferred**				**Total**	
		%	A	%	B	%		%
State of Paraná	85,028,464	58.6	-	-	-	-	85,028,464	31.1
Paraná Investimentos S.A.	134	-		-	13,639	-	13,773	-
BNDES/Decree No.1,068/1994	1,530,775	1.1	-	-	-	-	1,530,775	0.6
BNDESPAR	38,298,775	26.4	-	-	27,910,943	21.8	66,209,718	24.2
Stock exchanges	19,604,548	13.5	120,981	29.3	100,169,444	78.1	119,894,973	43.8
Municipalities	184,295	0.1	14,715	3.6	-	-	199,010	0.1
Other	384,090	0.3	277,602	67.1	116,971	0.1	778,663	0.2
	145,031,081	**100.0**	**413,298**	**100.0**	**128,210,997**	**100.0**	**273,655,376**	**100.0**

The preferred shares "A" do not have voting rights; however, they have priority in the redemption of capital and the right to dividend payments of 10% per annum, non-cumulative, calculated on the capital stock of this class.

Preferred shares "B" do not have voting rights; however, they have priority in the distribution of minimum dividends, calculated at 25% of net income adjusted as prescribed by corporate law and the Company's by-laws. The dividends to which Class "B" shares are entitled will have priority only in relation to common shares and will only be paid to the remaining profits account after the payment of priority dividends to preferred shares "A".

In accordance with Article 17 and its paragraphs of Law No. 6,404/1976, dividends attributed to preferred shares should be at least 10% higher than those attributed to common shares. .

Capital Reserves

		R$ thousand
	Company	Company
	2001	2000
Remuneration on construction in progress	5,514	5,514
Contributions and grants for investmens	234,428	234,428
Recovery of rate deficit - CRC	1,100,111	1,100,111
Other	208,275	206,393
	1,548,328	**1,546,446**

Profit Reserves

		R$ thousand
	Company	Company
	2001	2000
Legal reserve	157,438	133,672
Investments reserve	1,719,384	1,597,789
	1,876,822	**1,731,461**

The legal reserve is computed based on 5% of Corporate Law net income up to 20% of capital stock.

The investment reserve arises from the retention of net income remaining after legal and statutory distributions, and is required to ensure the Company's future investments program.

26 – Interest on Capital

Article No. 9 of Law 9,249 on December 26, 1995, permits the deductibility for income tax and social contribution tax purposes of interest on capital paid to shareholders, provided such interest is computed based on the TJLP (Brazilian long-term interest rate).

The Company elected to pay interest on capital as profit distribution in the amount of R$ 170,000, and retain the remaining net income as an investment reserve. Of the proposed amount, R$ 80,000 was paid in advance in the third quarter. Of the complement of R$ 90,000 recorded at year end, the portion belonging to the State Government, in the amount of R$26,627 (Note 11), was discounted.

Had the Company not elected to calculate interest on capital, the calculation basis for mandatory minimum dividends would be as follows:

		RS thousand
	Company	Company
	2001	2000
Net income	**475,310**	**430,603**
Tax effects due to the option of paying interest on capital	(57,800)	(54,400)
Net income excluding tax effects of interest on capital	**417,510**	**376,203**
Legal reserve	(20,876)	(18,810)
Reversal of unrealized profits	-	223,501
Basis for dividend computation	**396,634**	**580,894**
Minimum dividends (25%)	**99,159**	**145,224**
Income tax withheld on interest on capital-effective rate (*)	16,386	13,940
Minimum dividend, including the effect of withholding income tax	**115,545**	**159,164**
Excess over minimum dividend	54,455	836
Interest on capital	**170,000**	**160,000**

(*) In the portion of interest distributed to exempt shareholders, income tax withholding is not applicable, resulting in an effective rate of 9.64% for 2001 and 8.71% for 2000.

27 – Operating Revenues

Electricity sales to final customers and distributors

	Number of consumers (unaudited)		MWh (unaudited)	
		Consolidated		Company
	2001	2000	2001	2000
Customers				
Residential	2,304,333	2,226,052	4,311,700	4,447,391
Industrial	45,330	44,227	8,317,171	7,847,548
Commercial	248,633	242,115	2,638,769	2,562,616
Rural	302,767	286,710	1,137,253	1,128,692
Public entities	28,440	28,778	410,860	431,529
Public lighting	4,133	3,840	675,604	672,684
Public service	3,346	3,297	518,944	505,344
Own consumption	593	1,033	27,393	33,341
	2,937,575	**2,836,052**	**18,037,694**	**17,629,145**
Distributors				
Distributors - short term			8,608,857	2,453,455
Distributors - initial contracts			140,160	1,423,011
Distributors - bilateral contracts			515,800	730,505
			9,264,817	**4,606,971**
			27,302,511	**22,236,116**

	Company 2001	Consolidated 2001	R$ thousand Company 2000
Customers			
Residential	490,160	1,033,854	928,152
Industrial	381,193	849,305	719,285
Commercial	251,700	519,213	442,239
Rural	57,301	117,070	101,289
Public entities	36,999	79,229	71,779
Public lighting	37,132	81,095	70,750
Public service	28,049	60,719	52,587
	1,282,534	**2,740,485**	**2,386,081**
Distributors			
Initial contracts	12,599	25,406	64,807
Bilateral contracts	14,986	36,984	41,934
Short-term	5,920	117,454	75,197
	33,505	**179,844**	**181,938**

28 – OPERATING EXPENSES

Personnel expenses:

	Company 2001	Consolidated 2001	R$ thousand Company 2000
Salaries and wages	111,813	254,299	222,119
Social charges	41,299	86,833	72,219
Meal assistance to employees and education allowance	9,523	19,144	18,912
Termination and retirement incentive program	15,857	28,087	13,385
(-) Transfers to construction in progress	(14,610)	(36,704)	(40,923)
	163,882	**351,659**	**285,712**

Electricity purchase for resale:

	Company 2001	Consolidated 2001	R$ thousand Company 2000
ANDE (Paraguay)	7,302	12,805	11,875
Eletrosul (Itaipu)	144,910	338,842	270,435
MAE	-	161,268	-
Other concessionaires	225	2,030	9,537
Tariff cost deferral	-	(164,679)	-
	152,437	**350,266**	**291,847**

Other operating expenses:

	Company	Consolidated	R$ thousand Company
	2001	**2001**	**2000**
Insurance	653	1.873	1.183
Taxes	23,227	30.940	18.175
Rentals	8,375	15,694	17.571
Provision for contingencies	-	4,475	-
Provision for doubtful accounts	3,650	11.297	8.981
Donations, contributions and grants	1,634	4,078	4,774
Own consumption of electric energy	2,292	4,008	4,349
Additional indemnity benefits	3,208	8.777	3.259
General expenses	6,250	17.548	10,694
Recovery of expenses	(9,830)	(20,478)	(12,857)
	39,459	**78,212**	**56,129**

29 – FINANCIAL EXPENSES

Debt charges and monetary variations are recorded in both the income statement and construction in progress, in accordance with General Instruction No. 36 of the Electricity Public Services Chart of Accounts and CVM Instruction No. 193 of July 11, 1996, as shown below:

	Company	Consolidated	R$ thousand Company
	2001	**2001**	**2000**
Total debt charges	60,793	124,101	116,420
(-) Transfer to construction in progress	(1,911)	(2,131)	(4,877)
Net debt charges in income statement	**58,882**	**121,970**	**111,543**
Total monetary and exchange variations	138,123	152,206	97,986
(-) Transfer to construction in progress	(2,442)	(2,483)	(1,769)
Net debt charges in income statement	**135,681**	**149,723**	**96,217**

30 – NONOPERATING EXPENSES, NET

	Company	Consolidated	R$ thousand Company
	2001	**2001**	**2000**
Loss on retirement of assets	(4,675)	(11,021)	(13,530)
Gain (loss) on disposal of assets	4,911	2,812	(3.953)
Other nonoperating expenses	(8,506)	(12,038)	(7,152)
Equity in results of Dominó Holding S.A.	-	14,442	-
Reversal of Fundação Copel Plan III			
Repassed debt	410,249	-	-
Tax effects on repassed debt	(139,478)	-	-
Equity in results of investees	(270,771)	-	-
	(8,270)	**(5,805)**	**(24,635)**

In view of the creation of the wholly-owned subsidiaries and their assumption of the debt with Fundação Copel in relation to Pension Plan III, the Company reversed the liability related to this obligation, net of taxes, against nonoperating expense. Likewise, the wholly-owned subsidiaries recognized this debt, also in nonoperating expense, generating equity in results of investees, which annulled the effect of the reversal made by the Company (Note 22).

31 – RECONCILIATION OF INCOME AND SOCIAL CONTRIBUTION TAXES

The reconciliation of the income and social contribution taxes, calculated at the rates in effect, with the amounts shown in the statements of income, is as follows:

			R$ thousand
	Company	Consolidated	Company
	2001	2001	2000
Income before taxes	**492,083**	**645,833**	**583,712**
Income and social contribution taxes (34%)	**167,308**	**219,583**	**198,462**
Tax effects on:			
Employee profit sharing	-	(8,160)	(6,800)
Interest on capital	(57,800)	(57,800)	(54,400)
Equity in results of investees	(94,852)	(9,085)	(845)
Other	2,117	1,985	(3,308)
Income and social contribution taxes in statement of income	**16,773**	**146,523**	**133,109**

32 – EMPLOYEE PROFIT SHARING

In 1996, the Company adopted a program of profit sharing for its employees, provided certain previously agreed upon financial and operating goals are met. In 2001, the amount of this profit sharing was R$ 24,000 (R$ 20,000 in 2000), distributed as follows:

33 – INSURANCE

The specification by risk classification and expiration dates of the principal insurance policies is as follows:

Risk	Expiration date	Amount insured	R$ thousand Premium
Specified equipment	Feb 24, 2002	617,990	1,053
Fire - owned and leased buildings	Feb 24, 2002	108,748	21
Civil liability	Feb 24, 2002	2,850	147
Civil liabilities - directors and officers	Dec 15, 2003	58,000	814
Money	Mar 23, 2002	110	6
Engineering	Feb 24, 2002	4,510	5
Transportation - export and import	Feb 24, 2002	4,981	5

Specified equipment – The substations and power plants are spelled out in the policy together with the principal equipment items, the respective amounts insured and the maximum limits of coverage. The basic risks covered include fire, lightning and explosion of any type; there is also additional coverage for electrical damage, various risks, and for electronic and computer equipment.

Fire – own and leased buildings – coverage for the building and its contents. Guarantees payment of indemnity to the insured or property owner, for the losses arising from basic fire risks, lightning, and gas explosions and their consequences.

Civil Liability – Coverage for accidental, injury loss or damage, personal or property, to third parties as a result of the Company's operations.

Civil liability of officers, directors and/or managers – Indemnity for losses for which the insured persons become legally obliged to pay, due to any claims made arising from a performed, attempted, or allegedly performed harmful act.

Money insurance – indemnity for losses that the Company may incur in relation to amounts deposited in its safes or vaults, as well as amounts in transit by bearers in merchandise delivery vehicles, when such places are specified in the policy.

Engineering – coverage for risks involved in the installation, assembly, disassembly and testing of new equipment, principally for substations and power plants.

Transportation – Coverage for damages to products, equipment, etc. being transported by any acceptable method, both domestically and in operations involving imports or exports.

34 – FINANCIAL INSTRUMENTS

Up to December 31, 2001, the Company has not had transactions classified as derivative financial instruments, as defined by the CVM Instruction No. 235, of March 23, 1995.

The principal financial instruments as of the balance sheet date were as follows:

Cash and cash equivalents – The book values approximate fair value due to the short-term maturity of these financial instruments.

Investments: Estimates of the market values of investments in non-traded companies were not made, since there is no active market for these securities. The Company has no investments in traded companies.

Loans and financing – Market value is calculated based on the present value of future cash flows for each financial instrument, using equivalent interest rates for similar financial instruments with similar maturities. As of December 31, 2001, market value was approximately R$ 111,390 lower than book value.

The Company does not have financial transactions for the purpose of hedging against the risk of loss due to fluctuations in exchange and interest rates, and its exposure to these rates is disclosed in Note 18.

35 – RELATED-PARTY TRANSACTIONS

COPEL enters into a variety of related-party transactions, including the sale and purchase of electricity and certain financial transactions. Electricity sales are based on tariffs approved by ANEEL. All other transactions are completed on an arms-length basis.

Related parties	Nature of transactions	Notes
Government of the State of Paraná	Sale of electric energy and CRC Account	11
Compagás	Investments and loans	14 and 16
Foz do Chopim	Investments, loans and guranteed energy purchase	14 and 16
Sercomtel and Compagás	Investments, purchase and sale of services	16
Dona Franscisca Energética	Investments and bank guarantee	16
Eletrobrás	Loans and financing	18
Eletrosul (Itaipu)	Purchase of electricity for resale	19 and 28
Fundação Copel	Pension/assistance plan contributions and loans	18 and 22

The balances arising from transactions between the Company and its wholly-owned subsidiaries are shown in Note 14.

The Company provided guarantees to its affiliated company Dona Francisca Energética S.A., for the loans obtained from Interamerican Development Bank – IDB (guaranteed by its shares of the affiliated company's capital) and from the National Economic and Social Development Bank – BNDES (solidary debtor), in the amounts of US$ 47 million and R$ 47.3 million, respectively.

36 – TAX RECOVERY PROGRAM – REFIS

On April 10, 2000, the Federal Government instituted, through Law No. 9,964, the Tax Recovery Program, established to regularize all Government receivables arising from corporate taxpayer debts, related to taxes and contributions administered by the Federal Revenue Secretariat and the National Institute of Social Security – INSS.

In 2000, the total debt included in REFIS was R$89,766, originating from liabilities with the INSS. Of this amount, R$ 45,766 related to interest and fines, has been paid with credits arising from income and social contribution tax loss carryforwards acquired from third parties, and a balance remains in the amount of R$44,000 related to the principal.

The net effect of the Tax Recovery Program, in the amount of R$ 8,311, is recorded as "Extraordinary income" in the financial statements as of December 31, 2000, published on March 14, 2001, and reclassified to financial income in the financial statements as of December 31, 2001 and 2000.

Extraordinary income	R$ thousand Company 2000
Updated debt	89,766
Amount paid for the tax credits	(31,487)
Gross income	**58,279**
Updated debt	89,766
Debt accrued	(39,798)
Additional accrual	**49,968**
Extraordinary income	**8,311**
Tax effects on extraordinary income	(2.826)

Until December 31, 2001, the Company had paid R$ 9,459, recorded in current assets under the heading Income and social contribution taxes paid in advance, related to the amortization of the principal and its restatement based on the SELIC (Central Bank rate) and is awaiting the consolidation and approval of its REFIS account by the Tax Recovery Program Management Committee.

As legally required by Article 14 of the mentioned Law, "Pledge of Assets", COPEL had enrolled real properties listed in its permanent assets to fulfill the program's guarantee requirements. With the transfer of its assets to the subsidiaries, the Company will replace the real property guarantee by insurance.

After the consolidation of the final debt, the REFIS liability will be segregated per wholly-owned subsidiary.

37 – Privatization Program

In relation to the sale of the governmental ownership control of the Company, as published in the Official Gazette of the State of Paraná of September 6, 2001, the Government of the State of Paraná officially communicated, on January 29, 2002, the cancellation and extinction of the process and events established in the schedule included in the Invitation to Bid, in the Manual of Offer to Employees and in the Instruction Manual prepared by Companhia Brasileira de Liquidação e Custódia – CBLC and disclosed by it on September 16, 2001.

38 – Effects if Constant-Currency Financial Statements Are Adopted

The Company elected to prepare its financial statements in constant currency for the years ended December 31, 2001 and 2000, in order to present the effects at prices of December 31, 2001.

Following international criteria, and based on the fact that Brazilian economy has stabilized, and in compliance with Federal Accounting Council Resolution No. 900/01 and the Technical Interpretation No. 2 of January 29, 2002, issued by the Brazilian Institute of Independent Auditors, the Company stopped recognizing inflationary effects starting in the period ended March 31, 2001, and, therefore, will no longer present financial statements and accompanying notes in constant currency.

The principal difference between the financial statements prepared in accordance with accounting practices emanating from corporate law and in constant currency is the nonrecognition of monetary restatement of permanent assets and shareholders' equity, representing the significant accumulated difference in the financial position as of December 31, 2001 and 2000. This difference will be exhausted after a certain time by means of permanent asset depreciation or amortization. The Company also recognized the effects of deferred income and social contribution taxes on the differences of restated assets in the financial statements in constant currency, prepared for management purposes.

As a supplementary information, in constant currency at prices of December 31, 2001, permanent assets would be R$ 9,624,639 (R$ 9,535,397 in 2000), shareholders' equity would be R$ 7,205,339 (R$ 7,166,616 in 2000), and net income for the year ended December 31, 2001 would be R$ 511,731 (R$ 475,110 in 2000).

39 – Subsequent Events

Eurobonds and Debentures

The COPEL Board of Directors, in the meeting held on December 3, 2001, decided to initiate a process of renegotiation of the Eurobonds, in the total amount of US$ 150 million, as well as to issue non-convertible debentures in the total amount of R$500,000. These operations were approved at the Board of Directors meeting held on December 20, 2001.

On December 12, 2001, COPEL invited several financial institutions to present proposals for structuring these operations. The chosen institutions and the principal features of the operations, which were defined after the proposals were received on January 10, 2002, are as follows:

Eurobonds Renegotiation:

(a) Coordinators: Citibank & Salomon Smith Barney and Bank Boston;

(b) Form of renegotiation: syndicated loan;

(c) Amount of syndication: up to US$ 150 million;

(d) Term: 3 years;

Issuance of nonconvertible debentures:

(a) Coordinators: Banco Itaú S.A., Banco Brasileiro de Descontos S.A., Banco BBA Creditanstalt S.A., Unibanco S.A. and Bank of America;

(b) Issuance amount: R$ 500,000, divided into 3 series;

(c) Term: 5 years;

(d) Regime: firm commitment of placement and subscription of total amount;

(e) Form and convertibility: debentures will not be convertible, and will have a book-entry form;

(f) Type: without preference (documented guarantees), with joint and solidary guarantee of COPEL's wholly-owned subsidiaries;

(g) Destination of funds: restructuring of liabilities and use in the investment program of wholly-owned subsidiaries in 2002, 2003 and 2004;

(h) Date of Extraordinary Shareholders' Meeting that approved the operation: February 19, 2002.

MEMORANDUM ACCOUNT

Pursuant to Administrative Rule No. 25, of January 24, 2002, COPEL calculated the effects of the Memorandum Account of "Portion A" Variations (CVA), as of December 31, 2001, to be offset upon the tariff adjustment on June 24, 2002, composed as follows:

	R$ thousand Consolidated
	2001
Electricity purchased for resale (Itaipu)	2.386
Transmission of electricity purchased (Itaipu)	279
Transmission network use charges (basic network)	2.546
Regulatory charges (CCC)	4.569
	9.780

40 – EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

The accompanying financial statements are presented on the basis of accounting practices emanating from corporate law in Brazil. Certain accounting practices applied by the Company and its subsidiaries that conform with those accounting practices in Brazil may not conform with generally accepted accounting principles in the countries where these financial statements may be used

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Date: April 23, 2002

By ________________________________

Name: Ricardo Portugal Alves
Title: Principal Financial Officer